1 1 VEON 2Q22 RESULTS 04 August 2022 Amsterdam STRONG OPERATIONAL RESULTS IMPROVED PROFITABILITY

2 2 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. FINANCIAL RESULTS Serkan Okandan

3 3 NOTICE TO READER: IMPACT OF CONFLICT VEON's results and other financial information presented in these financial statements are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") based on internal management reporting, are the responsibility of management, and have not been externally audited, reviewed, or verified. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for any future period. The ongoing conflict between Russia and Ukraine and the sanctions imposed by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, counter-sanctions by Russia and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the consequences of all of the foregoing have impacted and, if the conflict, sanctions and such responses continue or escalate, may significantly impact our results and aspects of our operations in Russia and Ukraine, and may significantly affect our results and aspects of our operations in the other countries in which we operate. We are closely monitoring events in Russia and Ukraine, as well as the possibility of the imposition of further sanctions in connection with the ongoing conflict between Russia and Ukraine and any resulting further rise in tensions between Russia and the United States, the United Kingdom and/or the European Union. We hope that there will be a peaceful and amicable resolution and are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. The broad nature of the financial sanctions targeted at the Russian financial system, including several banks that have historically provided funding to the Company, the comprehensive sanctions on investment and vendors in Russia and the ongoing conflict between Russia and Ukraine may have a material impact on the Company’s operations and business plans in Russia and Ukraine. We will continue to assess the need for potential impairment charges.

4 4 DISCLAIMER This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s ability to generate sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its current and future operations and financial condition; VEON’s assessment of the impact of the conflict surrounding Russia and Ukraine, including related sanctions and counter-sanctions, on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the conflict surrounding Russia and Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Russian and/or Ukrainian operations; further unanticipated developments related to the COVID-19 pandemic, such as the effect on consumer spending, that has negatively affected VEON’s operations and financial condition in the past; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 29 April 2022 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this presentation be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events.

5 5 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. FINANCIAL RESULTS Serkan Okandan

2Q22 HIGHLIGHTS

VEON

TOTAL REVENUE
$2,008mn
+5.6% YoY
+6.0% YoY local currency

Subscriber base +2.7% YoY
ARPU +5.7% YoY

SERVICE REVENUE
$1,889mn
+7.1% YoY
+7.5% YoY local currency

Strong service revenue growth

4G USERS
101.9mn
+17.9% YoY

4G penetration reached 50%

EBITDA
$913mn
+13.0% YoY
+14.1% YoY local currency

Strong growth in reported & local currency EBITDA

CAPEX
$382mn
-21.5% YoY

At 21.5%, capex intensity continues to decrease

GROUP CASH POSITION
$2,339mn
$1,863mn at HQ

Healthy HQ cash position

6

4G GROWTH DRIVING DATA & DIGITAL REVENUES

VEON

Growth in customer base

203.7mn subscribers
+2.7% YoY

ARPU growth across all markets

+5.7% YoY in local currency

Network focused on speed and quality

101.6k 4G Sites
+16.6% YoY

Steady growth in 4G uptake

4G users and penetration
(3 month active, million and %)


30.6%
43.1%
50.0%
57.9
85.5
101.9
2Q20
2Q21
2Q22

+19.2% 4G users YoY growth

+6.9p.p. 4G penetration YoY growth

Healthy growth in data and digital revenues[1]

Data and digital revenues, YoY trends
(USD million and %)


+11.8%
+20.5%
+16.9%
602.6
716.8
813.4
2Q20
2Q21
2Q22

+16.9% Data and digital revenues YoY growth in local currency

1. Data and digital revenues include mobile data revenue, revenues from mobile financial services and mobile TV/video entertainment

Note: YoY trends, 2Q20, 2Q21 and 2Q22 data shown on this slide adjusted for Georgia, which was sold in June 2022

7

8 8 DIGITAL OPERATOR STRATEGY DELIVERING RESULTS Growing customer engagement and retention RE AD PAY1440 ARPU Multiple Churn Impact 1. Revenue share and subscriber numbers based on the mobile B2C segment Note: Voice only – customers using only voice services, 2play 4G – Doubleplay 4G customers, Multiplay – Multiplay 4G customers Multiplay customers (B2C)1 24% 32% 38% 9% 15% 19% 2Q20 2Q21 2Q22 Single play and no play revenue Double play revenue Multiplay revenue Share of multiplay customers 1.0x 3.1x 4.0x Voice only 2play 4G Multiplay 1.0x 0.6x 0.3x Voice only 2play 4G Multiplay

9 9 GROUP SERVICE REVENUE GROWTH +7.5% YOY IN LOCAL CURRENCY Note: In some countries EBITDA was impacted by extraordinary non-recurring items in 2Q22 and in 2Q21 as noted in the Country Performance section of the earnings release +10.0% +19.8% EBITDA +19.6% +26.9% EBITDA +11.2% +3.3% EBITDA +25.4% +165.6% EBITDA +12.7% -57.7% EBITDA +2.4% +11.6% EBITDA RUSSIAPAKISTAN KAZAKHSTAN BANGLADESH UZBEKISTAN KYRGYZSTAN -4.8% EBITDA UKRAINE +3.9% Service revenue Service revenue Service revenue Service revenue Service revenue Service revenue Service revenue

10 10 UKRAINE Supporting our customers with service continuity and roam-like-home • 90% of Kyivstar network remains operational with more than 4,100 base stations repaired • Since February 3,000 base stations upgraded to 4G and some 230 new base stations built • UAH 149 million in charitable donations and employee support in 2Q22 • 43% YoY increase in utility costs • Government has allocated additional frequency to all operators supporting service quality • Cooperation on network sharing continues with focus on operational continuity • Roam-like-home offers extended through to the end of 2022 2Q22 RESULTS YOY TRENDS SERVICE REVENUE +3.9% CAPEX UAH 7.3bn 6.0 7.1 7.3 2Q20 2Q21 2Q22 7.8 10.3 11.6 31% 40% 47% 2Q20 2Q21 2Q22 +7.0% +18.0% +3.9% 1.0bn -29.4% UAH TOTAL REVENUE 7.4bn 4.6bn UAH +3.9% EBITDA -4.8% UAH 8% 16% 20% 5% 11% 13% 2Q20 2Q21 2Q22 Revenue share Share of monthly active users 4G USERS AND PENETRATION (3 month active, million and %) MULTIPLAY CUSTOMERS SERVICE REVENUE AND YOY TRENDS (UAH Billion and %)

11 11 RUSSIA Focus on customer experience drives double-digit EBITDA growth 1. 4G penetration in Russia: % of active 4G data users in total 3 months active customer base excluding machine-to-machine (M2M) connections SERVICE REVENUE 63.7bn +2.4% 12.0bn -45.5% RUB RUB 2Q22 RESULTS YOY TRENDS CAPEX • Service revenue up 2.4% YoY supported by mobile data revenue growth (+6.2% YoY) • Double digit growth in EBITDA and higher margin of 42.5% (+4.7 p.p. YoY) • Optimization of bundles and offerings contributed to the EBITDA growth • Inflationary pricing and cost optimization supported 4.7p.p. YoY EBITDA margin expansion • Equipment sales lower on supply chain constraints, down 28.3% YoY • Continued network rollout with 4G coverage reaching 90% TOTAL REVENUE 69.1bn 29.3bn RUB -0.8% EBITDA +11.6% RUB 35% 40% 45% 19% 22% 27% 2Q20 2Q21 2Q22 Revenue share Share of monthly active users 20.1 24.2 25.5 42% 51% 58% 2Q20 2Q21 2Q22 60.6 62.3 63.7 2Q20 2Q21 2Q22 +2.7% +2.4%-7.4% 4G USERS AND PENETRATION1 (3 month active, million and %) MULTIPLAY CUSTOMERS SERVICE REVENUE AND YOY TRENDS (RUB Billion and %)

PAKISTAN

4G penetration exceeds 50% supporting double digit growth

2Q22 RESULTS YOY TRENDS

TOTAL REVENUE
63.5bn
PKR
+11.1%

SERVICE REVENUE
57.7bn
PKR
+10.0%

EBITDA
29.7bn
PKR
+19.8%

CAPEX
11.2bn
PKR
-18.1%

SERVICE REVENUE AND YOY TRENDS

(PKR Billion and %)


-8.9%
43.4
2Q20
+20.8%
52.5
2Q21
+10.0%
57.7
2Q22

4G USERS AND PENETRATION

(3 month active, million and %)


30%
19.1
2Q20
44%
30.8
2Q21
51%
38.2
2Q22

MULTIPLAY CUSTOMERS


Revenue share
Share of monthly active users
19%
9%
2Q20
31%
14%
2Q21
37%
18%
2Q22

- Balanced revenue growth with YoY increase in subscribers and ARPU, gaining market share
- Double-digit revenue growth supported by strong data revenue (+27.7% YoY)
- YoY revenue growth was impacted by increase in withholdings tax and lower MTR from 1Q22
- Good momentum in Mobilink Bank (+57.6% YoY) and JazzCash (+58.9% YoY)
- 4G users (+24.1% YoY) and data consumption (+11.9% YoY) contributed to growth of top line
- Higher inflation impacting utility prices, diesel costs +169% YoY, electricity costs +41% YoY
- Capex is driving network expansion with more than 400 new 4G base stations added in 2Q22

12

13 13 KAZAKHSTAN Another successful quarter with revenue and EBITDA growth above 20% • Revenue momentum continues with top line growth above 20% YoY, gaining market share • More data users (+11.9%) with higher consumption (+22.1%) driving data revenue (+35.8% YoY) • ARPU increased by 24.3% YoY with subscribers +6.6% YoY • Further expansion of 4G network supports increased 4G user penetration: +10.5p.p. YoY to 69% • 47.6% YoY growth of multiplay segment driven by a range of digital products • My Beeline +41.7% (3.3 million MAU), BeeTV +49.7% (600,000 MAU), Simply (115,000 MAU) • Beeline Kazakhstan continues to be market leader in terms of NPS 2Q22 RESULTS YOY TRENDS SERVICE REVENUE 68.6bn +19.6% 8.6bn -16.4% KZT KZT 46.1 57.3 68.6 2Q20 2Q21 2Q22 4.2 5.7 7.1 44% 59% 69% 2Q20 2Q21 2Q22 20% 35% 46% 11% 23% 32% 1Q20 1Q21 1Q22 Revenue share Share of monthly active users +9.4% +24.4% +19.6% CAPEX TOTAL REVENUE 70.7bn 39.1bn KZT +20.2% EBITDA +26.9% KZT 4G USERS AND PENETRATION (3 month active, million and %) MULTIPLAY CUSTOMERS SERVICE REVENUE AND YOY TRENDS (KZT Billion and %)

14 14 BANGLADESH Gaining market share with first quarter of double-digit topline growth • Delivered double-digit growth in revenue with data revenue up 22.5% YoY, gaining market share • Customer base growth accelerated, rising 5.6% YoY with data users up 6.1% YoY • 4G users +36.3% YoY with 4G penetration reaching 37.2% supporting ARPU (+5.6% YoY) • Data service quality supported by recent acquisition of additional spectrum drives improved NPS • Fastest expansion of 4G network in the Group with over 2,400 new base stations in 1H22 • Toffee MAU up 36.8% YoY at 6.8 million, average daily active users +98.4% YoY 2Q22 RESULTS YOY TRENDS TOTAL REVENUE 13.2bn SERVICE REVENUE 4.9bn BDT BDT +11.1% +11.2% 12.9bn 5.0bn 10.9 11.6 12.9 2Q20 2Q21 2Q22 5.9 9.9 13.5 18% 29% 37% 2Q20 2Q21 2Q22 1% 13% 20% 6% 9% 2Q20 2Q21 2Q22 Revenue share Share of monthly active users -3.7% +7.0% +11.2% EBITDA CAPEX +282.2% BDT +3.3% BDT 4G USERS AND PENETRATION (3 month active, million and %) MULTIPLAY CUSTOMERS SERVICE REVENUE AND YOY TRENDS (BDT Billion and %)

15 15 UZBEKISTAN 2nd consecutive quarter of 20%+ topline growth • Second consecutive quarter of local currency revenue growth above 20% • Recently launched first digital bundles used by 42% of customers • 4G users +32.9% YoY with 4G penetration reaching 62.3%, and data usage +39.2% YoY • For the third consecutive quarter Beeline Uzbekistan is market leader in terms of rNPS • Continued network rollout with 14.0% YoY increase in 4G base stations 2Q22 RESULTS YOY TRENDS SERVICE REVENUE 620bn +25.4% 201bn +495.7% UZS UZS 479.2 494.3 619.8 2Q20 2Q21 2Q22 2.7 3.6 4.8 39% 54% 62% 2Q20 2Q21 2Q22 22% 45% 48% 9% 26% 31% 2Q20 2Q21 2Q22 Revenue share Share of monthly active users -15.4% +3.2% +25.4% CAPEX1 TOTAL REVENUE 620bn 502bn UZS +25.2% EBITDA +165.6% UZS 4G USERS AND PENETRATION (3 month active, million and %) MULTIPLAY CUSTOMERS SERVICE REVENUE AND YOY TRENDS (UZS Billion and %) 1. Excluding acquisition of property in 2Q22

16 16 CRYSTALLISING INFRASTRUCTURE VALUE Moving ahead in other VEON markets - legal entities already in place • More than 40k sites and “Build-to-Suit” (BTS) commitments selected for short to medium term value crystallisation • Proven in-house expertise in infrastructure separation & monetization following recent sale of tower portfolio in Russia • Model and process for crystallising value optimized on a country-by-country level based on market-specific conditions • Options to unlock value of fiber assets under consideration Aiming for several value crystallization deals to be announced within next 9-12 months KAZAKHSTAN 4.4k sites 1.5k towers planned for short-term separation PAKISTAN BANGLADESH 5.5k towers + up to 3.9k BTS Ongoing value crystallization process UZBEKISTAN 3.7k sites Separation expected to conclude within 12 months UKRAINE 12.5k sites 8.8k sites ready for value crystallization 10.5k towers + up to 3.7k BTS Ongoing value crystallization process

DIGITAL PRODUCTS AND PARTNERSHIPS

Driving our Digital Operator strategy

VEON

FINTECH

JAZZCASH
16.2mn Monthly active users +23.2% YoY
PKR 3,674bn LTM Gross Transaction Value +29.3% YoY

SIMPLY
115k Monthly active users
KZT 29bn Gross Transaction Value 2.2x QoQ

BEEPUL
260k Monthly active users +60.0% YoY
UZS 925bn Gross Transaction Value +47.8% YoY

WATCH

TAMASHA
1.6mn Monthly active users +95.8% YoY
97 min Watch time per user 8.0x YoY

BEE TV KZ
600k Monthly active users +49.7% YoY
30k Average daily active users +27.9% YoY

TOFFEE
6.8mn Monthly active users +36.8% YoY
2.9mn Average daily active users +98.4% YoY

SELF-CARE

JAZZ WORLD
11.1mn Monthly active users +27.5% YoY

MY BEELINE KZ
3.3mn Monthly active users +41.7% YoY

MY BL
4.2mn Monthly active users +97.6% YoY

17

18 18 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. FINANCIAL RESULTS Serkan Okandan

19 19 1H22 HIGHLIGHTS Approximately breakeven EFCF $(9)mn EFCF $86mn In 1H21 At 21.5%, capex intensity continues to decrease CAPEX $750mn Solid unlevered free cash flow $550mn UNLEVERED FCF1 Strong growth in local currency EBITDA $1,686mn EBITDA +4.4% YoY Solid local currency revenue performance +7.9% YoY local currency TOTAL REVENUE +2.7% YoY $3,831mn -14.7% YoY Good momentum in local currency service revenue +8.2% YoY local currency SERVICE REVENUE +3.1% YoY $3,565mn +9.9% YoY local currency $535mn In 1H21 1. Unlevered Free Cash Flow (Unlevered FCF) is the amount of available cash VEON Group has before accounting for its financial obligations

20 20 2Q22 HIGHLIGHTS EFCF marginally positive $17mn EFCF At 21.5%, capex intensity continues to decrease CAPEX $382mn Solid unlevered free cash flow $361mn UNLEVERED FCF1 Strong growth in local currency EBITDA $913mn EBITDA +13.0% YoY Solid local currency revenue performance +6.0% YoY local currency TOTAL REVENUE +5.6% YoY $2,008mn -21.5% YoY Good momentum in local currency service revenue +7.5% YoY local currency SERVICE REVENUE +7.1% YoY $1,889mn +14.1% YoY local currency $40mn In 2Q21 $292mn In 2Q21 1. Unlevered Free Cash Flow (Unlevered FCF) is the amount of available cash VEON Group has before accounting for its financial obligations

2Q22 REVENUES

VEON

Positive service revenue trend continues across all markets

2Q22 results YoY trends

TOTAL REVENUE
$2,008bn
+5.6%
+6.0% local currency

SERVICE REVENUE
$1,889bn
+7.1%
+7.5% local currency

DATA AND DIGITAL REVENUE
$816.3mn
+13.3%
+16.7% local currency

REVENUE IN 2Q22
(USD million)



895
158
325
252
160
148
56
14
2,008
Russia (Telecom)
Russia (Non telecom)
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Other, HQ and eliminations[1]
Group

Local currency YoY growth	Russia (Telecom + Non telecom)	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	Other, HQ and eliminations	Group
Total revenue	-0.8%	+11.1%	+3.9%	+20.2%	+11.1%	+25.2%		**+6.0%**
Service revenue	+2.4%	+10.0%	+3.9%	+19.6%	+11.2%	+25.4%		**+7.5%**

- Solid local currency revenue growth +6.0%
- Non telecom related revenues in Russia constitute 8.0% of total Group reported revenue
- Lower handset volumes impacted reported revenue in Russia
- Pakistan revenue growth was impacted by the change in tax regime and MTR
- Local currency service revenues increased 7.5% YoY

1. Georgia contributes its April and May results only, following its sale announced on 8 June 2022
Note: telecom and non telecom revenues are being defined in VEON Ltd.'s earnings release published on its website on the date hereof

21

2Q22 EBITDA AND EBITDA MARGIN
Local currency EBITDA up strongly

VEON

2Q22 results YoY trends

EBITDA

$913mn

+13.0%

+14.1% local currency

EBITDA MARGIN

45.4%

+3.0 p.p.

EBITDA IN 2Q22
(USD million)



449
156
152
88
56
45
(34)
913
Russia
Ukraine
Pakistan
Kazakhstan
Bangladesh
Uzbekistan
Other, HQ and eliminations[1]
Group

	Russia	Ukraine	Pakistan	Kazakhstan	Bangladesh	Uzbekistan	Other, HQ and eliminations[1]	Group
Local currency YoY growth	+11.6%	-4.8%	+19.8%	+26.9%	+3.3%	+165.6%		**+14.1%**

- Solid EBITDA margin performance across our markets
- Extraordinary donations and employee support in Ukraine of USD 5.3 million
- We remain focused on costs as project 'Optimum' delivers margin improvement
- Inflation rose across operations impacting energy costs, +c.21% YoY for the Group

1. Georgia contributes its April and May results only, following its sale announced on 8 June 2022

22

23 23 2Q22 FINANCIAL UPDATE Continued focus on improving group liquidity CASH • Total cash USD 2.3 billion • HQ cash USD 1,863 million, with additional USD 476 million equivalent at operating companies • None of our operations have funding requirements from the HQ DEBT • Average cost of debt 7.0%, up 91bp YoY driven by increased cost of RUB and PKR debt • Debt cost reflects blended rate of borrowings, mainly USD, RUB and PKR (average USD cost 4.6%) • Average debt maturity excluding RCF, at 3.2 years with USD 1,318 million maturing in next 12 months • HQ net debt of USD 4.1 billion • Group leverage impacted by strength in the ruble PORTFOLIO OPTIMIZATION • Sale of Georgia for USD 45 million, which equates to a 3.5x 2021 EBITDA multiple (pre-IFRS16) • Work on optimizing tower portfolio continuing 2Q22 (QoQ trends) GROSS DEBT +26.9% $12.3bn NET DEBT (excl. lease liabilities) $6.4bn LEVERAGE INCL. LEASES 2.93x LEVERAGE EXCL. LEASES 2.25x +22.2% 1Q22 2.36x 1Q22 1.87x

24 24 DEBT AND LIQUIDITY AS OF 30 JUNE 2022 Marked impact from currency volatility LEGEND: USD RUB PKR BDT UAH UZS EUR OTHER CASH NET DEBT (EXCLUDING LEASES) GROSS DEBT (EXCLUDING LEASES) 50% 41% 11% 1% -3% 58% 32% 8% 1%1% USD 8.7bn 79% 7% 4% 4% 3% 1%1%1% Total gross debt incl. leases USD 12.3bn USD 2.3bn USD 6.4bn CAPITALISED LEASES 78% 8% 6% 4% 3% USD 3.6bn USD 1.9bn cash at HQ (of which USD 1.8bn in EUR and USD) DEBT AND CASH CURRENCY MIX NET DEBT AND LEASES CURRENCY MIX Post-IFRS16 Leverage 2.93x Leverage 2.25x

25 25 RUSSIA’S DEBT AND LIQUIDITY AS OF 30 JUNE 2022 Balanced leverage excluding leases LEGEND: External Intercompany CASH NET DEBT (EXCLUDING LEASES) GROSS DEBT (EXCLUDING LEASES) CAPITALISED LEASES1 DEBT AND CASH NET DEBT AND LEASES Post-IFRS16 leverage 3.20x 1. Lease liabilities in Russia are related to towers, shops and other “right-of-use” assets Note: Russia data reflects operations based within Russia alone, and includes intercompany debt Leverage 2.27x Total gross debt incl. leases USD 5.6bn USD 2.8bn USD 2.8bn USD 0.1bn USD 2.7bn

26 26 0.97 RCF 1.01 1.36 0.62 2.63 1.43 1.35 0.08 0.20 2022 2023 2024 2025 2026 2027 2028 >2028 DEBT MATURITY Sufficient cash to cover debt repayments for the next 12 months • USD 1,318 million of debt maturing in next 12 months • USD 529 million 5.95% bonds February 2023 • USD 700 million 7.25% bonds April 2023 • USD 973 million outstanding under the RCF, can be rolled over until the final maturity of the RCF in 2024/20252 1. As of 30 June 2022 2. USD 250 million and USD 805 million of the total commitments under RCF matures in 2024 and 2025 respectively DEBT MATURITY SCHEDULE AS OF 30 JUNE 2022 (USD billion) 1 USD RUB PKR BDT UAH OTHER RCF (USD equivalent) 2.34 0.97 0.89 0.48 Cash and cash equivalents (USD billion) Operating companies Headquarters (other) Headquarters (RCF)

27 27 DEBT MANAGEMENT UPDATE 1. The increase in cost of debt is majorly driven by increase in CBR key rate in Russia and KIBOR in Pakistan. Average CBR key rate during 2Q22 was 13.8% (9.5% as of June 30, 2022) as compared to 5.0% during 2Q21 (5.5% as of June 30, 2021). Similarly, average KIBOR was 14.35% during 2Q22 (15.1% as of June 30, 2022) as compared to 7.47% during 2Q21 (7.44% as of June 30, 2021) • Debt cost reflects blended rate of borrowings across our basket of different currencies, mainly USD, RUB and PKR (average USD cost 4.6%) • The higher cost of debt is driven by the increase in interest rates in Russia and Pakistan1 coupled with higher levels of local currency borrowings During Q2: • VEON Finance Ireland novated its Sberbank and Alfa Bank loans to PJSC VimpelCom (RUB 45 billion (USD 556 million) each) • VEON Holdings B.V. made a further drawdown under its revolving credit facility. Current outstanding amount is USD 973 million • Banglalink made a drawdown of BDT 9 billion (USD 103 million) from its newly signed syndicated credit facility • Pakistan Mobile Communications Limited (“Jazz”) made a drawdown of PKR 30 billion (USD 156 million) from its syndicated credit facility • Kyivstar prepaid UAH 2.4 billion (USD 83 million) loans to Credit Agricole, Alfa Bank and OTP Bank. AVERAGE MATURITY OF DEBT (in years) 5.9% 5.9% 6.1% 6.3% 6.9% 7.7% 7.0% 5.2% 5.0% 5.0% 5.0% 5.0% 4.6% 4.6% 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 Average cost of debt, total Average cost of USD debt AVERAGE COST OF DEBT (%) 3.5 3.4 3.3 3.2 3.3 3.3 3.2 3.0 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 2Q'22 Debt maturity excluding RCF Debt maturity with RCF

28 28 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. FINANCIAL RESULTS Serkan Okandan

29 29 DRAFT CURRENT PRIORITIES Managing our portfolio Georgia operations successfully divested Continued work on towers assets 5 Driving growth June YTD revenue +7.9% YoY local currency growth 4G penetration of 50% 102 million 4G users; with multiplay users +25% YoY 4 Protecting our people Supporting employees and customers impacted by the conflict at home and abroad1 Keeping our customers connected Global operator providing essential data and connectivity services everywhere we operate2 Focus on cash generation and preservation Group liquidity at USD 2.3bn, 1.9bn held at HQ level, and self-sufficient financing for operating companies3

30 30 Q&A

31 31 THANK YOU! VEON ir@veon.com Tel: +31 (0)20 79 77 200

32 32 APPENDIX

33 33 DEBT BY ENTITY1 1. Excluding lease liabilities Outstanding debt Type of debt Entity Bonds Loans Cash-pool overdrafts and other Total VEON Holdings B.V. 4,989 973 - 5,962 PJSC VimpelCom 10 1,759 - 1,769 Pakistan Mobile Communications Limited - 739 2 741 Banglalink Digital Communications Ltd. - 108 - 108 Private Joint Stock Company Kyivstar - 74 - 74 Other - 17 3 20 Total 4,999 3,670 5 8,674 30 JUNE 2022 (USD MILLION EQUIVALENT)

34 34 LEASE LIABILITIES USD, million Local Currency, million 30 June 2022 31 March 2022 30 June 2022 31 March 2022 Russia 2,796 1,855 143,038 155,982 Pakistan 230 207 46,862 38,002 Ukraine 154 160 4,520 4,694 Bangladesh 297 263 27,675 22,660 Kazakhstan 56 59 26,131 26,929 Uzbekistan 34 30 364,874 345,871 Other1 5 5 395 378 Headquarters 10 12 10 12 Total 3,582 2,598 1. Lease liabilities as of 31 March 2022 adjusted for Georgia, which was sold in June 2022

35 35 TRADING UPDATE: DEBT MATURITY Debt maturity schedule 2022-2023 as of 30 June 2022 Maturity period Oct 2022 Oct/Nov 2022 2022 other Feb 2023 Mar 2023 Apr 2023 Sep 2023 Dec 2023 2023 other Outstanding debt, USD equivalent 10 973 26 529 30 700 30 26 45 Outstanding debt, debt currency RUB 488 USD 973 (RCF) MIX USD 529 PKR 6,027 USD 700 PKR 6,207 UAH 760 MIX Entity PJSC VimpelCom VEON Holdings B.V. Other VEON Holdings B.V. Pakistan Mobile Communicati ons Limited VEON Holdings B.V. Pakistan Mobile Communicati ons Limited Kyivstar Other DEBT MATURITY SCHEDULE 2022 – 2023 (Millions) • USD 973 million outstanding under the RCF, can be rolled over until the final maturity of the RCF in 2024 (USD 168 million) and in 2025 (USD 805 million)1 1. USD 250 million and USD 805 million of the total commitments under RCF matures in 2024 and 2025 respectively

36 36 UKRAINE REVENUE (UAH Billion) EBITDA1 (UAH Billion) 4G USERS AND PENETRATION (Million and %) +3.9% YoY -4.8% YoY 6.8 7.1 7.3 7.5 7.9 7.4 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 4.7 4.8 4.9 4.8 4.9 4.4 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 9.7 10.3 11.6 12.1 12.7 11.6 38% 40% 44% 46% 49% 47% 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 # of 4G sites 4G population coverage Data Usage per subscriber VENTURES Kyivstar TV MAU DIGITAL OPERATOR Self-care apps MAU 3.1mn (+2.8% YoY) INFRASTRUCTURE 14.2k (+26.6% YoY) 787k (+84.9% YoY) ARPU93.0% (+4.5p.p. YoY) UAH 90 (+6.6% YoY) 7.9Gb (+26.9% YoY) Total mobile subscribers# of sites 13.0k 24.8mn Multiplay customers, MAU 2.4mn 1. EBITDA adjusted for extraordinary charitable donations and employee support in Ukraine in 1Q22 (UAH 216.5 million) and in 2Q22 (UAH 148.9 million)

37 37 RUSSIA 1. 4G penetration - % of Active 4G data users in total 3 months active customer base (excluding M2M) 68.4 69.6 75.3 77.5 72.2 69.1 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 26.8 26.3 28.2 27.3 27.6 29.3 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 REVENUE (RUB Billion) EBITDA (RUB Billion) 4G USERS AND PENETRATION1 (Million and %) 23.1 24.2 25.4 25.5 25.3 25.5 49% 51% 53% 55% 56% 58% 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 -0.8% YoY +11.6% YoY VENTURES Beeline TV MAU FinTech app MAU 2.8mn (+4.9% YoY) 229k (+70.7% YoY) Big Data & AdTech Revenue Growth +87.4% YoY Multiplay customers, MAU 9.0mn # of 4G sites 4G population coverage Data Usage per subscriber DIGITAL OPERATOR Self-care apps MAU 9.5mn (+7.5% YoY) INFRASTRUCTURE 49.9k (+9.9% YoY) ARPU90.0% (+1.0p.p. YoY) RUB 374 (+7.5% YoY) 15.1Gb (+20.9% YoY) Total mobile subscribers# of sites 62.5k 47.0mn

38 38 EBITDA2 (PKR Billion) PAKISTAN 1. Total revenue adjusted for SIM tax reversal in 2Q21 (PKR 1.3 billion) 2. EBITDA adjusted for SIM tax reversal (PKR 3.0 billion) and Ex-Warid license charges (PKR 4.3 billion) in 2Q21 3. Includes users who are active in more than one application +11.1% YoY +19.8% YoY REVENUE1 (PKR Billion) 4G USERS AND PENETRATION (Million and %) VENTURES JazzCash MAU Entertainment apps MAU3 16.1mn (+23.2% YoY) 5.0mn (+37.1% YoY) 24.7 24.8 28.4 26.6 28.1 29.7 26.1 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 55.0 57.2 57.3 59.4 60.1 63.5 55.9 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 28.7 30.8 33.8 35.0 36.7 38.2 41% 44% 47% 48% 49% 51% 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 Multiplay customers, MAU 11.4mn # of 4G sites 4G population coverage Data Usage per subscriber DIGITAL OPERATOR Self-care apps MAU 11.1mn (+27.5% YoY) INFRASTRUCTURE 13.5k (+13.2% YoY) ARPU56.0% (+1.5p.p. YoY) PKR 253 (+1.7% YoY) 5.4Gb (+11.9% YoY) Total mobile subscribers# of sites 14.8k 75.5mn

39 39 EBITDA1 (KZT Billion) KAZAKHSTAN 1. EBITDA adjusted for tax incentive for radio frequencies in 3Q21 (KZT 2.7 billion) and in 4Q21 (KZT 0.6 billion), for extraordinary charitable donations in 1Q22 (KZT 2.0 billion) that were reclassified below EBITDA in 2Q22 +20.2% YoY +26.9% YoY REVENUE (KZT Billion) 4G USERS AND PENETRATION (Million and %) VENTURES 5.3 5.7 6.1 6.3 6.7 7.1 56% 59% 62% 64% 67% 69% 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 54.5 53.7 58.9 63.9 66.0 64.4 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 27.7 30.8 34.1 35.2 32.2 37.1 36.8 35.8 30.2 39.1 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 FinTech MAU 1.6mn (+25.1% YoY) Big Data & AdTech Revenue Growth +68.3% YoY Multiplay customers, MAU 2.8mn # of 4G sites 4G population coverage Data Usage per subscriber DIGITAL OPERATOR Self-care apps MAU 3.3mn (+41.7% YoY) INFRASTRUCTURE 6.5k (+32.3% YoY) ARPU84.2% (+5.7p.p. YoY) KZT 2,061 (+24.3% YoY) 14.6Gb (+22.1% YoY) Total mobile subscribers# of sites 6.8k 10.3mn

40 40 BANGLADESH +11.1% YoY +3.3% YoY REVENUE (BDT Billion) EBITDA (BDT Billion) 4G USERS AND PENETRATION (Million and %) VENTURES Toffee TV MAU 6.8mn (+36.8% YoY) 11.4 11.8 12.4 12.3 12.4 13.2 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 4.7 4.8 5.2 5.2 4.7 4.9 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 9.0 9.9 11.4 12.0 12.5 13.5 26% 29% 33% 34% 35% 37% 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 Multiplay customers, MAU 2.7mn # of 4G sites 4G population coverage Data Usage per subscriber DIGITAL OPERATOR Self-care apps MAU 4.2mn (+97.6% YoY) INFRASTRUCTURE 12.7k (+35.1% YoY) ARPU77.4% (+9.3p.p. YoY) BDT 119 (+5.6% YoY) 4.6Gb (+30.4% YoY) Total mobile subscribers# of sites 12.8k 36.3mn

41 41 EBITDA1 (UZS Billion) UZBEKISTAN 1. EBITDA adjusted for provisional accruals (UZS 79 billion) in 2Q21 and provisional reversals (UZS 222 billion) in 2Q22 +25.2% YoY +165.6% YoY REVENUE (UZS Billion) 4G USERS AND PENETRATION (Million and %) VENTURES 3.4 3.6 3.9 4.3 4.7 4.8 50% 54% 57% 61% 62% 62% 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 473.6 495.2 543.0 544.7 580.8 620.0 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 FinTech MAU 240k (+60.0% YoY) Multiplay customers, MAU 2.0mn # of 4G sites 4G population coverage Data Usage per subscriber DIGITAL OPERATOR Self-care apps MAU 2.4mn (+12.0% YoY) INFRASTRUCTURE 3.5k (+14.0% YoY) ARPU67.0% (+6.0p.p. YoY) UZS 26,606 (+11.2% YoY) 6.8Gb (+39.2% YoY) Total mobile subscribers# of sites 3.8k 7.8mn 234.6 189.0 280.7 240.1 292.0 280.1 268.0 502.0 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22

RECONCILIATION TABLES
Extract from VEON ltd.'s Earnings Release

VEON

RECONCILIATION OF CONSOLIDATED EBITDA

USD million	2Q22	2Q21	1H22	1H21
Unaudited				
EBITDA	913	808	1,686	1,615
Depreciation	(420)	(375)	(780)	(752)
Amortization	(86)	(75)	(173)	(141)
Impairment gain/(loss)	(14)	(3)	(486)	(5)
Gain/(loss) on disposals of non-current assets	(24)	(0)	(15)	(4)
Operating profit	369	355	233	714
Financial income and expenses:	(216)	(153)	(386)	(315)
– Including finance income	7	3	13	5
– Including finance expenses	(222)	(157)	(399)	(321)
Net foreign exchange (loss)/gain and others:	49	3	173	18
– Including other non-operating (losses)/gains	(12)	2	1	7
– Including net foreign exchange gain/(loss)	61	1	172	11
Profit before tax	203	205	20	417
Income tax gain/(expense)	(81)	(85)	(55)	(172)
Profit/(loss) from discontinued operations	61	8	122	20
Profit/(loss) for the period	183	127	86	265
– Of which profit/(loss) attributable to non-controlling interest	48	27	92	35
– Of which profit/(loss) attributable to VEON shareholders	135	101	(5)	230

RECONCILIATION OF CAPEX

USD million, unaudited	2Q22	2Q21	1H22	1H21
Capex	382	487	750	879
Adding back purchase of licenses	219	85	222	118
Difference in timing between accrual and payment for capital expenditures	121	(129)	256	(16)
Cash paid for capital expenditures	722	443	1,227	981

42

RECONCILIATION TABLES
Extract from VEON ltd.'s Earnings Release

VEON

RECONCILIATION OF LOCAL CURRENCY AND REPORTED GROWTH RATES

- 2Q22 COMPARED TO 2Q21

	Total Revenue			EBITDA		
	Local currency	Forex and Other	Reported	Local currency	Forex and Other	Reported
Russia	(0.8%)	13.0%	12.2%	11.6%	15.2%	26.7%
Pakistan	11.1%	(23.3%)	(12.1%)	19.8%	(25.2%)	(5.4%)
Ukraine	3.9%	(5.9%)	(2.0%)	(4.8%)	(5.4%)	(10.2%)
Bangladesh	11.1%	(4.8%)	6.3%	3.3%	(4.4%)	(1.1%)
Kazakhstan	20.2%	(3.8%)	16.3%	26.9%	(4.0%)	23.0%
Uzbekistan	25.2%	(6.5%)	18.7%	165.6%	(12.3%)	153.3%
Total	6.0%	(0.4%)	5.6%	14.1%	(1.2%)	13.0%

- 1H22 COMPARED TO 1H21

	Total Revenue			EBITDA		
	Local currency	Forex and Other	Reported	Local currency	Forex and Other	Reported
Russia	2.4%	0.4%	2.8%	7.2%	1.4%	8.5%
Pakistan	10.1%	(17.6%)	(7.5%)	16.7%	(18.8%)	(2.1%)
Ukraine	9.4%	(4.2%)	5.1%	(0.2%)	(3.8%)	(4.0%)
Bangladesh	9.8%	(3.3%)	6.6%	2.2%	(3.0%)	(0.8%)
Kazakhstan	20.1%	(6.5%)	13.6%	18.6%	(6.6%)	11.9%
Uzbekistan	23.9%	(5.8%)	18.1%	87.5%	(8.5%)	79.0%
Total	7.9%	(5.2%)	2.7%	9.9%	(5.5%)	4.4%

RECONCILIATION OF VEON CONSOLIDATED NET DEBT

USD million	30 June 2022	31 March 2022	31 December 2021
Net debt excluding banking operations in Pakistan	9,969	7,780	8,123
Cash and cash equivalents*	2,339	1,977	2,252
Deposits in MMBL and JazzCash in Pakistan	(59)	(101)	(120)
Long - term and short-term deposits	6	5	2
Gross debt	12,256	9,661	10,258
Interest accrued related to financial liabilities	101	110	90
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(19)	(15)	(15)
Derivatives not designated as hedges	27	14	16
Derivatives designated as hedges	8	2	8
Other financial liabilities	1	0	1
Total financial liabilities	12,374	9,773	10,357

43

44 44 DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue), by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations, purchase of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Discontinued operations means that under IFRS, the results of discontinued operations that are presented separately in current and prior year income statements and have no impact on prior year balance sheet amounts. Following the exercise of the put option for our stake in Algeria on 1st July 2021, the Algerian business is, in line with the IFRS 5 requirements, a discontinued operation, and is accounted for as “Asset held for sale”. This means that its operations do not contribute to the base performance of VEON for both the current and prior year, and from the balance sheet perspective, it is measured at the lower of (i) the carrying amount of the discontinued business; and (ii) its fair market value, less costs to sell. Any deviation from this value in respect of the final valuation would result in a gain/loss, which would be accounted for as a profit/loss from discontinued operations. Doubleplay 4G customers are mobile B2C customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called “Adjusted EBITDA” in the Form 20-F published by VEON. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non-current assets, other non-operating gains/losses and share of profit/loss of joint ventures and associates. Our Adjusted EBITDA may be helpful in evaluating our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities excluding license payments, principal amount of lease payments, balance movements in Pakistan banking, M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Fixed-mobile convergence customer (FMC customer) is a customer on a one-month active broadband connection subscribing to a converged bundle consisting of at least a fixed internet subscription and at least one mobile SIM. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalized leases. Local currency trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including the classification of Algeria as a discontinued operation. Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (MFS) or digital financial services (DFS) is a variety of innovative services, such as mobile commerce that uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay 4G customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalized leases and short-term notional debt minus cash and cash equivalents excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (NPS) is the methodology VEON uses to measure customer satisfaction. Relational NPS (rNPS) – advantage or gap in NPS comparing to competition. Revenues from telecommunications services (Telco revenues) are revenues generated by VEON from data, voice, connectivity, television, and similar services, regardless of medium of transmission, including transmission by satellite. Non-telco revenues are revenues generated by VEON from other products and services, e.g., sale of equipment and devices, entertainment and content, MFS, Machine-to-Machine, post-transactional management services, and sub-leasing income. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Russia, Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia and “HQ” represents transactions related to management activities within the group in Amsterdam and London. All non-IFRS measures disclosed in this presentation (including, without limitation, EBITDA, EBITDA margin, operational capex, capex intensity, net debt, unlevered free cash flow, equity free cash flow, and local currency trends) are being defined and reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. The comparative information for the Group is restated following the exercise of the put option for our stake in Algeria on 1 July 2021, in line with the requirements of IFRS 5.